1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date February 12, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

REVISED FORM OF PROXY FOR SPECIAL GENERAL MEETING TO BE HELD ON 27 FEBRUARY 2007

No. of shares to which this Proxy relates[1]
Type of shares (domestic shares or H shares) to which this Proxy relates[2]

I/We3 ____________________________________________________________________________________________ of
___________________________________________________________________________________________________
being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint[4] the
Chairman of the Meeting or __________________________________ of _______________________________________ as
my/our proxy to attend, act and vote for me/us and on my/our behalf at the Special General Meeting of the Company to be held at 10:00 a.m. on Tuesday, 27 February 2007 at the Company's Conference Room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Special General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	For[5]	Against[5]
1.

THAT the continuation of the Non-exempt Continuing Connected Transactions (as defined in a circular (the "Circular") to be despatched to the shareholders of the Company together with this notice) which require approval by the independent Shareholders under the Listing Rules, namely, the Comprehensive Social and Logistics Services Agreement, the Mutual Supply Agreement, the Mineral Supply Agreement and the Metallurgical Services Agreement, and the proposed annual caps for such continuing connected transactions in respect thereof for each of the three financial years ending 31 December 2009 be and are hereby approved; and

2.

THAT the entering into of the Extension Agreement (as defined in the Circular) for the Non-exempt Continuing Connected Transactions (as referred to Resolution No. 1 above) which require independent Shareholders' approval be and are hereby approved; and

3.

THAT the board of directors of the Company be and is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the Non-exempt Continuing Connected Transactions (as defined in the Circular).

SPECIAL RESOLUTIONS
1.

THAT the proposed amendments to the Articles of Association of the Company as set out in the Circular be and hereby generally and unconditionally approved and the board of directors of the Company be authorized to make such other modifications to the proposed amendments to the Articles of Association of the Company as may be required by the relevant regulatory authorities of the PRC.

2.

THAT (i) approval be given to the Company to issue long-term corporate bonds in the People's Republic of China in the principal amount of up to RMB 5 billion during the period from the date when approval from the Company's shareholders is obtained and expiring at the conclusion of the annual general meeting of the Company for the year ending 31 December 2007; and

THAT (ii) the Company's board of directors or any person authorised by the Company's board of directors to decide the timing of and to determine and finalise the details, terms and conditions of, and any relevant matters in relation to, the proposed issuance of long-term corporate bonds in accordance with the need of the Company and the market conditions, including the final principal amount and interests of the long-term corporate bonds to be issued within the prescribed scope as set out in (i) above, to execute all necessary documents, to conduct appropriate information disclosures and/or to do all such things and acts as are considered necessary or expedient and in the interests of the Company for the purpose of effecting or otherwise in connection with its proposed issuance of long-term corporate bonds or any matter incidental thereto.

Dated this ___________ day of _____________ 2007	Signature(s)[6]: ____________________

* For identification only

Notes:

Important:	You should first review the Notice of Special General Meeting dated 27 December 2006 together with this Revised Form of Proxy before appointing a proxy.

1.

Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this revised form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

2.	Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.

3.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.

4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS REVISED FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "" IN THE BOX MARKED "AGAINST". If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.

6.

This revised form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this revised form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.

7.

Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of domestic shares, this revised form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the Office of the Secretary to the Board of Directors at the Company's principal place of business at No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China, Postal Code: 100082, not less than 24 hours before the time appointed for the meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary